LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

1 December 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

08000013

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Financial Results Announcement dated 29 November 2007, Re: First Quarterly Report for the financial period ended 30 September 2007; and

2) General Announcement dated 29 November 2007, Re: Seventy-Seventh Annual General Meeting.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 1/3

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 29/11/2007 05:21:35 PM

Reference No LI-071129-36956

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION INDUSTRIES CORPORATION BERHAD**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SEVENTY-SEVENTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Seventy-Seventh Annual General Meeting of Lion Industries Corporation Berhad held on 29 November 2007, the shareholders have approved the following:

1. the payment of a first and final dividend of 1.0% less 27% Malaysian Income Tax in respect of the financial year ended 30 June 2007;

2. the re-appointment of Y. A. Bhg. Tun Musa Hitam who retired pursuant to Section 129(6) of the Companies Act, 1965 as Director of the Company; and

3. all other resolutions tabled thereat including the following ordinary resolutions transacted as special business:

   (a) Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

   (b) Proposed Shareholders' Mandate for Recurrent Related Party Transactions

   "THAT approval be given for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 and with those related parties as set out in paragraph 3.2 of the Circular to Shareholders of the Company dated 7 November

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

29 NOV 2007

2007 ("Related Parties") provided that such transactions are undertaken in the ordinary course of business and are on normal commercial terms which are consistent with the Group's usual business practices and policies, and on terms not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders of the Company in general meeting;

whichever is the earlier,

AND THAT the Directors of the Company be authorised to complete and do all such acts and things to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

29 NOV 2007

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 29/11/2007 05:24:34 PM
Reference No LI-071129-3AFB5

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **LION INDUSTRIES CORPORATION BERHAD**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **WONG PHOOI LIN**
* Designation : **SECRETARY**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/06/2008**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Quarterly report for the financial period ended** : **30/09/2007**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

LICB-08Q1.xls

Remarks:

RECEIVED

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2007	30/09/2006	30/09/2007	30/09/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,438,619	1,154,528	1,438,619	1,154,528

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

29 NOV 2007

2	Profit/(loss) before tax	66,478	161,936	66,478	161,936
3	Profit/(loss) for the period	64,016	146,995	64,016	146,995
4	Profit/(loss) attributable to ordinary equity holders of the parent	63,779	147,602	63,779	147,602
5	Basic earnings/(loss) per share (sen)	9.03	21.18	9.03	21.18
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.1300	3.0400

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2007 16	30/09/2006 16	30/09/2007 16	30/09/2006 16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	5,808	7,876	5,808	7,876
2	Gross interest expense	37,551	40,562	37,551	40,562

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

29 NOV 2007

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

First Quarter Ended

30 September 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2007
(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2006 RM'000	CURRENT YEAR TO DATE 30/9/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2006 RM'000
Revenue		1,438,619	1,154,528	1,438,619	1,154,528
Operating expenses		(1,357,413)	(1,085,147)	(1,357,413)	(1,085,147)
Other operating income		8,365	155	8,365	155
Profit from operations		89,571	69,536	89,571	69,536
Finance costs		(37,551)	(40,562)	(37,551)	(40,562)
Share in results of associated companies		8,650	125,086	8,650	125,086
Income from other investments		5,808	7,876	5,808	7,876
Profit before taxation		66,478	161,936	66,478	161,936
Taxation	17	(2,462)	(14,941)	(2,462)	(14,941)
Net profit for the period		64,016	146,995	64,016	146,995
Attributable to :					
- Equity holders of the parent		63,779	147,602	63,779	147,602
- Minority interests		237	(607)	237	(607)
Net profit for the period		64,016	146,995	64,016	146,995
Earnings per share attributable to equity holders of the parent (sen) :					
- Basic	25	9.03	21.18	9.03	21.18
- Diluted	25	8.97	21.18	8.97	21.18

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the first quarter ended 30 September 2007

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2007 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2007 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,401,935	1,382,352
Investment properties		101,047	101,047
Prepaid land lease payment		103,102	103,591
Land held for property development		61,258	52,079
Investment in associated companies		590,785	582,135
Investment in joint controlled entity		125	125
Long-term investments		118,644	100,127
Deferred tax assets		76,364	76,364
Intangible assets		131,004	131,038
Deferred consideration		-	124,272
		2,584,264	2,653,130
Current Assets			
Assets held for sale		2,239	18,862
Property development costs		29,894	39,799
Inventories		1,069,517	1,070,355
Short-term investments		107,844	107,844
Amount due by contract customers		571	571
Trade receivables		421,948	430,271
Other receivables		886,234	620,594
Deposits, cash and bank balances		250,231	711,437
		2,768,478	2,999,733
TOTAL ASSETS		5,352,742	5,652,863
EQUITY AND LIABILITIES			
Share capital		706,418	705,555
Reserves		1,503,247	1,436,687
Equity attributable to equity holders of the parent		2,209,665	2,142,242
Minority interests		198,186	195,995
Total equity		2,407,851	2,338,237
Non-Current Liabilities			
Long-term borrowings	21	1,208,099	1,304,742
Bonds and USD Debts	21	53,814	67,156
Deferred tax liabilities		132,360	132,250
Deferred payables		39	517
		1,394,312	1,504,665
Current Liabilities			
Liabilities associated with assets held for sale		-	9,641
Trade payables		353,389	392,666
Other payables		720,000	599,841
Short-term borrowings	21	285,213	557,032
Bonds and USD Debts	21	185,350	248,382
Tax liabilities		6,627	2,399
		1,550,579	1,809,961
TOTAL EQUITY AND LIABILITIES		5,352,742	5,652,863
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.13	3.04

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	← Attributable to equity holders of the parent →							
	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
30 September 2007								
At 1 July 2007	705,555	518,927	-	27,843	889,817	2,142,142	195,995	2,338,137
Executive Share Option Scheme ("ESOS")								
- share-based payment under FRS 2	-	-	-	1,484	-	1,484	-	1,484
- exercise of share options	863	208	-	-	-	1,071	-	1,071
- transfer of reserve upon issuance of shares	-	572	-	(572)	-	-	-	-
Translation difference on net equity of foreign subsidiaries and other movements	-	-	-	1,189	-	1,189	1,954	3,143
Net profit for the period	-	-	-	-	63,779	63,779	237	64,016
At 30 September 2007	706,418	519,707	-	29,944	953,596	2,209,665	198,186	2,407,851
30 September 2006								
At 1 July 2006								
As previously stated	697,102	515,192	605,122	30,046	162,362	2,009,824	424,364	2,434,188
Prior year adjustment :								
Effects of adopting FRS 2	-	-	-	1,257	(1,257)	-	-	-
Effects of adopting FRS 140	-	-	-	-	1,439	1,439	-	1,439
Restated	697,102	515,192	605,122	31,303	162,544	2,011,263	424,364	2,435,627
Effects of adopting FRS 3	-	-	(605,122)	-	617,022	11,900	-	11,900
	697,102	515,192	-	31,303	779,566	2,023,163	424,364	2,447,527
Translation difference on net equity of foreign subsidiaries and other movements	-	-	-	(3,095)	-	(3,095)	68	(3,027)
Effect of dilution on equity interest in an associated company	-	-	-	-	(6,900)	(6,900)	-	(6,900)
Share-based payment under ESOS	-	-	-	226	-	226	-	226
Net profit/(loss) for the period	-	-	-	-	147,602	147,602	(607)	146,995
At 30 September 2006	697,102	515,192	-	28,434	920,268	2,160,996	423,825	2,584,821

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the first quarter ended 30 September 2007
(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 30/9/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2006 RM'000
OPERATING ACTIVITIES		
Profit before taxation	66,478	161,936
Adjustments for:		
Non-cash items (mainly depreciation)	30,449	50,145
Non-operating items (mainly associates' results & finance costs)	22,961	(92,400)
Operating profit before changes in working capital	119,888	119,681
Changes in working capital :		
Net changes in current assets	(119,526)	(258,732)
Net changes in current liabilities	43,605	212,255
Others (mainly interest and tax paid)	1,923	2,351
	45,890	75,555
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(48,332)	(23,025)
Others	(20,126)	3,571
	(68,458)	(19,454)
FINANCING ACTIVITIES		
Issue of shares	1,071	-
Repayment of BaIDS	(60,000)	-
Interest and profit element of BaIDS paid	(18,490)	-
Borrowings	(288,012)	(27,310)
Redemption/repayment of Bonds and USD Debts	(88,872)	-
Decrease in cash and cash equivalents - restricted	416,680	-
Others	(196)	(23,915)
	(37,819)	(51,225)
Net changes in cash & cash equivalents	(60,387)	4,876
Effects of exchange rate changes	465	101
Cash & cash equivalents at beginning of the period	233,178	134,035
Cash & cash equivalents at end of the period	173,256	139,012

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2007. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2007.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2007 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2007 :

FRS 107	Cash Flow Statements
FRS 111	Construction Contracts
FRS 112	Income Taxes
FRS 118	Revenue
FRS 120	Accounting for Government Grants and Disclosure of Government Assistance
FRS 124	Related Party Disclosures
FRS 134	Interim Financial Reporting
FRS 137	Provisions, Contingent Liabilities and Contingent Assets

The adoption of the above FRSs does not have a significant financial impact on the Group.

2. Auditors' report on preceding annual financial statements

There were no qualifications in the auditors' report of the preceding year's financial statement. However, the auditors drew attention to the financial position of the Group concerning the portion of LICB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Comments about seasonal or cyclical factors

The operations of the Group are not subject to material seasonal or cyclical effect.

4. Unusual items due to their nature, size or incidence

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the current quarter.

5. Changes in estimates

There were no changes in estimates that have had a material effect in the current quarter.

6. **Debt and equity securities**

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM705,554,965 to RM706,418,265 by the issuance of 261,300 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share and 602,000 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:
(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM60 million; and
(ii) redeemed/repaid part of its Bonds and USD Debts amounting to RM88.9 million.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the current quarter.

7. **Dividends paid**

There were no dividend paid during the current quarter and financial year-to-date.

8. **Segmental information**

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	1,349,204	-	1,349,204	88,653
Building materials	45,945	-	45,945	468
Property	3,198	-	3,198	94
Tyre	24,852	-	24,852	(3,617)
Others	15,420	-	15,420	5,012
	1,438,619	-	1,438,619	90,610
Unallocated costs				(1,039)
Profit from operations				89,571
Finance costs				(37,551)
Share in results of associated companies				8,650
Income from other investments				5,808
Profit before taxation				66,478

9. **Carrying amount of revalued assets**

The valuations of property, plant and equipment have been brought forward without amendment from the previous audited financial statements.

10. **Subsequent events**

Other than as disclosed in Note 20, there were no material events subsequent to the end of the current quarter.

11. **Changes in composition of the Group**

There were no material changes in the composition of the Group for the current quarter.

12. **Changes in contingent liabilities and contingent assets**

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

13. Performance review

The Group continued to perform well for the first three months under review as compared to that of the preceding year corresponding period. Revenue increased by 24% to RM1.4 billion resulting in higher profit from operations of RM89.6 million against RM69.5 million in the preceding year corresponding period. The improved performance was mainly attributable to better sales of our steel products.

Our associated companies, especially the retail business, continued to contribute positively to the Group. Included in the profit of the associated companies in the preceding year corresponding period was a one-off gain of RM110 million recorded following the share placement exercise of its listed retail business in China.

14. Comment on material change in profit before taxation

	Revenue		Profit from operations	
	Current Quarter 30/9/2007 RM'000	Immediate Preceding Quarter 30/6/2007 RM'000	Current Quarter 30/9/2007 RM'000	Immediate Preceding Quarter 30/6/2007 RM'000
Steel	1,349,204	1,157,520	88,653	92,706
Tyre	24,852	22,246	(3,617)	(1,110)
Others	64,563	76,696	5,574	(11,299)
Unallocated costs	-	-	(1,039)	(900)
	1,438,619	1,256,462	89,571	79,397

The Group achieved higher revenue for the current quarter under review with the steel operations recording higher sales of its long products despite a one-month scheduled shutdown of the HBI operations.

Meanwhile, our associated companies in the retail operations remained profitable and contributed RM8.6 million to the Group for the current quarter.

Overall, the Group recorded a profit before taxation of RM66.5 million for the quarter under review.

15. Commentary on prospects

Our steel operations are expected to continue to perform well in the next quarter in view of the favourable international steel market whilst our retail associate is expected to show higher contributions to the Group's earnings due to the year-end festive occasions.

16. Profit forecast or profit guarantee

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
Taxation comprises :	CURRENT YEAR QUARTER 30/9/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2006 RM'000	CURRENT YEAR TO DATE 30/9/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2006 RM'000
In respect of current period:				
- income tax	2,410	2,012	2,410	2,012
- deferred tax	52	12,929	52	12,929
	2,462	14,941	2,462	14,941

Excluding the share of those of the associated companies, the effective tax rate of the Group for the current quarter and financial year-to-date is lower than the statutory tax rate principally due to utilisation of tax losses.

18. Sale of unquoted investments and properties

There were no material sales of unquoted investments or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no material purchases or disposals of quoted securities for the current quarter and financial year-to-date.

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows :

	RM'000
At cost	3,142
At book value	1,884
At market value	1,915

20. Corporate proposals

The status of corporate proposals of Lion Forest Industries Berhad ("LFIB"), is reported in the Interim Report of LFIB.

Other than the above, there were no corporate proposals pending completion at the date of this report.

21. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	199,385	878,099	1,077,484
Unsecured	15,828	-	15,828
BaIDS			
Secured	70,000	330,000	400,000
	285,213	1,208,099	1,493,312
Bonds and USD Debts			
Secured	185,350	53,814	239,164
	470,563	1,261,913	1,732,476

	Foreign Currency '000	RM'000
The Group's borrowings were denominated in the following currencies :		
- Ringgit Malaysia	-	1,213,868
- US Dollar	139,702	476,522
- Chinese Renminbi	92,721	42,086
		1,732,476

22. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

23. Changes in material litigations

There were no material litigations since the last annual balance sheet date.

24. Dividend proposed

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2007.

25. Earnings per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2007	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2006	CURRENT YEAR TO DATE 30/9/2007	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2006
Net profit attributable to equity holders of the parent (RM'000)	63,779	147,602	63,779	147,602
Weighted average number of ordinary shares in issue ('000)	706,043	697,102	706,043	697,102
Basic EPS (sen)	9.03	21.18	9.03	21.18

Diluted

For the purpose of calculating diluted EPS, the net profit for the period attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares ie shares granted under the Executive Share Option Scheme.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2007	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2006	CURRENT YEAR TO DATE 30/9/2007	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2006
Net profit attributable to equity holders of the parent (RM'000)	63,779	147,602	63,779	147,602
Weighted average number of ordinary shares in issue ('000)	706,043	697,102	706,043	697,102
Effect of dilution ('000)	4,866	-*	4,866	-*
	710,909	697,102	710,909	697,102
Diluted EPS (sen)	8.97	21.18	8.97	21.18

* No dilutive effect on *EPS for the preceding year corresponding quarter and period* as the exercise price for the Company's ESOS is above the average market value of the Company's shares.

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received				
		Up to December 2006	Current Year (Jan-Dec 07)		Up to December 2006	Current Year (Jan - Dec 07)			
			Current Quarter	Year-To-Date		Actual Received in		Projected to Dec 2007	Projected Full Year
						Current Qtr	YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
<u>By December 2002</u>									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
<u>By December 2003</u>									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
<u>By December 2004</u>									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	7.6	-	-	5.8	-	-	7.3	7.3
<u>By December 2005</u>									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	-	-
<u>By December 2006</u>									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	39.3	-	-	39.3	-	-	-	-
Total	**541.3**	**255.1**	-	-	**253.3**	-	-	**7.3**	**7.3**

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) <u>Transactions completed during the quarter</u>

The disposal of unlisted shares in an unlisted company was completed during the financial period. The proceeds of RM7.3 million is expected to be received in the next quarter.

(iii) <u>Utilisation of the divestment proceeds received</u>

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.

END